Executive Summary Quarterly Report
      Exhibit 1

Japanese Quarterly Report for the fiscal second quarter ended September 30, 2008, submitted to the Director-General of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on November 11, 2008, which included the following information:

I.	Corporate Information

1.	Corporate Overview
•	Significant financial indices
•	Business overview
•	Changes in associated companies (none)
•	Employee information

2.	Business Information
•	Production, orders and sales
•	Material agreements (none)
•	Operating and financial review and prospects

3.	Capital Assets
•	Changes in significant capital assets (none)
•	Changes in plans for new construction projects and disposition of facilities (none)

4.	Company Data
•	Share information
-	Total number of shares
-	Stock acquisition rights
-	Rights plan (none)
-	Number of shares outstanding, changes in capital stock
-	Major shareholders
-	Voting rights
•	Changes in share price
•	Changes in directors and corporate auditors (none)

5.	Financial information
•	Consolidated financial statements (Unaudited)
•	Others

II.	Information on Guarantors (none)

Quarterly review report